PacifiCorp
825 NE Multnomah Street
Portland, OR 97232

January 14, 2008

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Mara Ransom

Re:	PacifiCorp
Registration Statement on Form S-3 (File No. 333-148552)

Ladies and Gentlemen:

PacifiCorp, an Oregon corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-148552). The Company requests withdrawal of the Registration Statement because it was submitted inadvertently via EDGAR under the wrong submission type and was intended to be filed as a Form S-3ASR automatic shelf registration statement. The Company has re-submitted the Registration Statement with the appropriate submission type "S-3ASR."

No securities have been sold under the Registration Statement.

If you have any questions or require further information or documentation, please do not hesitate to call the undersigned at (503) 813-6575 or Evan Reynolds of Perkins Coie LLP at (503) 727-2179.

Sincerely,

/s/ David J. Mendez
David J. Mendez
Chief Financial Officer